UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

_____________________

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

BMX DEVELOPMENT CORP.

(Exact name of registrant as specified in its corporate charter)

000-52670

(Commission File No.)

Florida	20-2089854
(State of Incorporation)	(IRS Employer Identification No.)

40W. 23rd Street, 2nd Floor

New York, NY 10001

 (Address of Principal Executive Offices)

(347) 436-8383

(Registrant Telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

(1)

BMX DEVELOPMENT CORP.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 26, 2011 to the holders of record at the close of business on August 26, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (the “Common Shares”), of BMX Development Corp., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as a result of consummation of a Plan of Exchange (the “POE”), dated August 19, 2011, among the Company, along with Michael J. Bongiovanni (“Mr. Bongiovanni”), an individual shareholder and its former President / former Chief Executive Officer, Panache LLC (“Panache”), a New York Limited Liability Company, James Dale, an individual member and Manager of Panache, and the individual members of Panache (collectively the “Panache Members”), and the consummation of a Stock Purchase Agreement (“Purchas Agreement”), dated August 19, 2011, among Mr. Bongiovanni and James Dale (“Mr. Dale”), an individual resident of the State of New York, pursuant to which, Mr. Bongiovanni sold an aggregate of 2,560,000 shares of the Company’s common stock, par value $0.001 (the “Shares”) to Mr. Dale, for an aggregate purchase price of $125,000. The transactions contemplated by the POE and the Purchase Agreement (collectively the “Transactions”) were consummated on August 19, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to BMX Development Corp.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the POE has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a current report on Form 8-K that was filed on August 24, 2011.

A copy of the Purchase Agreement has been filed with SEC as Exhibit 10.2 to a current report on Form 8-K that was filed on August 24, 2011.

On the Record Date, 23,334.500 Common Shares were issued and outstanding, each share of which presenting one vote on all matters presented to a vote.

(2)

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 19, 2011, the Company entered into and closed the POE among the Company, Mr. Bongiovanni, Panache and the Panache Member, pursuant to which, the Company acquired one hundred percent (100%) of the issued and outstanding membership interest units of Panache from the Panache Members in exchange for a new issuance 17,440,000 shares of common stock of the Company to the Panache Members. Upon completion of the physical exchange of the share certificates, Panache became a wholly-owned subsidiary of the Company.

On August 19, 2011, a Purchase Agreement was entered among Mr. Bongiovanni and Mr. Dale, pursuant to which, Mr. Bongiovanni sold an aggregate of 2,560,000 shares of the Company’s Common Stock, par value $0.001 held by him to Mr. Dale, for an aggregate purchase price of $125,000.

As a result of the consummation of the Transactions, Mr. Dale now holds 55.71% of the Company’s outstanding common stock resulting in a change in control of the Company.

In connection with the closing of the Transactions, Mr. Bongiovanni resigned from all offices of the Company held by him and from his position as director of the Company, effective immediately. On the same day, Mr. James Dale was appointed as the Company’s Chief Executive Officer, and elected as Chairman of the Board of Directors of the Company, effective immediately.

On August 26, 2011, Mr. Dean A. Stewart resigned from all offices of the Company held by him, effective immediately, and from his position as director of the Company, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about September 9, 2011. On the same day, Ms. Agata Podedworny was appointed as the Company’s Vice President of Logistics, and Mr. Sjoerd de Jong was appointed as the Company’s Vice President of Sale, effective immediately. In addition, Ms. Agata Podedworny, Mr. Sjoerd de Jong and Mr. Brian Gordon were also elected as Directors of the Board of Directors of the Company, effective upon the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the incoming officers and directors or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

(3)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Shares immediately before and after the closing of the transactions contemplated by the POE and the Purchase Agreement, by (i) each person who is known by us to beneficially own more than 5% of our Common Shares; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 40W. 23rd Street, 2nd Floor, New York, NY 10001.

Name and Address of Beneficial Owner	Before Closing of the Transactions		After Closing of the Transactions
	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)	Amount and Nature of Beneficial Ownership (1)	Percent of Class (3)
Officers and Directors
James Dale	0	*	13,000,000	55.71%
Agata Podedworny	0	*	4,000,000	17.14%
Sjoerd de Jong	0	*	1,000,000	4.29%
Brian Gordon (4)	0	*	2,000,000 Indirect	8.57%
Michael J. Bongiovanni 7951 S.W. 6th Street, Suite 216 Plantation, Florida 33324	2,960,000	60.23%	400,000	1.71%
Dean A. Stewart 13512 Glenwyck Lane Huntersville, North Carolina 28078	50,000	1.02%	50,000	0.21%
All officers and directors as a group (4 persons named above)	3,010,000	61.25%	20,000,000	85.71%
5% Security Holders
James Dale	0	*	13,000,000	55.71%
Agata Podedworny	0	*	4,000,000	17.14%
MIS Beverage Holdings LLC. (4)	0	*	2,000,000	8.57%
Robert C. Cottone 7951 S.W. 6th Street, Suite 216 Plantation, Florida 33324	960,000	19.53%	960,000	4.11%
John Phelps 338 Midway Lake Road Mooresville, NC 28115	300,000	6.10%	300,000	1.29%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct/indirect ownership of and sole voting power and investment power with respect to our Common Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 4,914,500 Common Shares issued and outstanding before the closing of the transactions contemplated by the POE and the Purchase Agreement. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
(3)	Based on 23,334.500 Common Shares issued and outstanding after the closing of the transactions contemplated by the POE and the Purchase Agreement. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
(4)	The 2,000,000 shares are owned in the name of MIS Beverage Holdings LLC., of which Brian Gordon is the controlling person.

Changes in Control

As a result of the consummation of the Transactions, Mr. Dale now holds 55.71% of the Company’s outstanding common stock resulting in a change in control of the Company, and Panache became a wholly-owned subsidiary of the Company.

In connection with the closing of the Transactions, Mr. Bongiovanni resigned from all offices of the Company held by him and from his position as director of the Company, effective immediately. On the same day, Mr. James Dale was appointed as the Company’s Chief Executive Officer, and elected as Chairman of the Board of Directors of the Company, effective immediately.

On August 26, 2011, Mr. Dean A. Stewart resigned from all offices of the Company held by him, effective immediately, and from his position as director of the Company, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about September 9, 2011. On the same day, Ms. Agata Podedworny was appointed as the Company’s Vice President of Logistics, and Mr. Sjoerd de Jong was appointed as the Company’s Vice President of Sale, effective immediately. In addition, Ms. Agata Podedworny, Mr. Sjoerd de Jong and Mr. Brian Gordon were also elected as Directors of the Board of Directors of the Company, effective upon the Effective Date.

(4)

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Transactions, our Board of Directors consisted of two members, Mr. Michael J. Bongiovanni and Mr. Dean A. Stewart, who were elected to serve until their successor is duly elected and qualified. In connection with the closing of the Transactions, Mr. Michael J. Bongiovanni resigned from all offices of the Company held by him and from his position as director of the Company, effective immediately. On the same day, Mr. James Dale was appointed as the Company’s Chief Executive Officer, and elected as Chairman of the Board of Directors of the Company, effective immediately.

On August 26, 2011, Mr. Dean A. Stewart resigned from all offices of the Company held by him, effective immediately, and from his position as director of the Company, effective upon the Effective Date. On the same day, Ms. Agata Podedworny was appointed as the Company’s Vice President of Logistics, and Mr. Sjoerd de Jong was appointed as the Company’s Vice President of Sale, effective immediately. In addition, Ms. Agata Podedworny, Mr. Sjoerd de Jong and Mr. Brian Gordon were also elected as Directors of the Board of Directors of the Company, effective upon the Effective Date.

Mr. James Dale – Chief Executive Officer and Chairman

Mr. Dale, aged 40, is the Chief Executive Officer of Panache LLC. Mr. Dale was born in New Delhi India and raised in Auckland NZ. Mr. Dale came to the US as 42 Below vodka's strategic North American partner in 2003 and was instrumental in the brands sale to Bacardi in 2007. After the trade sale, Mr. Dale developed brands which are currently part of Panache's expanding portfolio.  Mr. Dale is not, and has not been, a participant in any transaction with the Registrant that requires disclosure under Item 404(a) of Regulation S-K. There is no family relationship between Mr. Dale and any director, executive officer, or person nominated or chosen by the Registrant to become a director or executive officer.

Ms. Agata Podedworny - Vice President of Logistics and Director

Ms. Podedworny, age 36, holds an international business and marketing degree from New York University and a JD degree from St John’s Law School. She is fluent in Polish and manages all logistics from the vodka supplier and distillery in Poland as well as manages all operations for nationally and internationally based Panache LLC customers. She is currently a director of Panache LLC and brand ambassador and principal for Alchemia Vodka.

Mr. Sjoerd de Jong - Vice President of Sale and Director

Mr. Sjoerd de Jong graduated from the University of Vermont in 1999 with a business degree in Community Development an Applied Economics. After college Mr. de Jong pursued a career in professional basketball in Holland for three years. Mr. de Jong joined Midnight Oil Company and quickly rose to become the general manager of all five MOC properties in New York. In 2003 Mr. de Jong joined forces with Mr. James Dale to become national sales director for 42 Below Vodka out of New Zealand. Mr. de Jong was responsible for building the brand’s image and sales from an on-premise market and helping bring it to a place where it was a viable brand to acquire (by Bacardi USA).

Currently, Sjoerd de Jong is the national sales director for all of Panache Imports brands (Wodka Vodka, Alchemia vodka and Alibi Bourbon) and a 4.29% share holder in the Company.

Mr. Brian Gordon - Director

Mr. Brian Gordon is the co-founder of MMG, who has been developing and directing marketing and advertising campaigns for spirits brands for over 12 years. Mr. Gordon has worked on a variety of campaigns for many of the major drinks companies including Diageo, Pernod Ricard and Moet Hennessey. Mr. Gordon brings extensive experience to Panache and its portfolio of brands. Gordon and his team have directed the marketing strategy and led the creative development for Wodka Vodka since its launch in July 2010.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

(5)

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since our incorporation on December 28, 2004, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

·        On August 19, 2011, the Company entered into and closed the POE among the Company, Mr. Bongiovanni, Panache and the Panache Member, pursuant to which, the Company acquired one hundred percent (100%) of the issued and outstanding membership interest units of Panache from the Panache Members in exchange for a new issuance 17,440,000 shares of common stock of the Company to the Panache Members. Upon completion of the physical exchange of the share certificates, Panache became a wholly-owned subsidiary of the Company.

·        On August 19, 2011, a Purchase Agreement was entered among Mr. Bongiovanni and Mr. Dale, pursuant to which, Mr. Bongiovanni sold an aggregate of 2,560,000 shares of the Company’s Common Stock, par value $0.001 held by him to Mr. Dale, for an aggregate purchase price of $125,000. As a result of the consummation of the Transactions, Mr. Dale now holds 55.71% of the Company’s outstanding common stock resulting in a change in control of the Company.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Since our Company became a public reporting company in 2004, our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

(6)

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2010, our Board of Directors did not meet.  We did not hold an annual meeting in the fiscal year ended December 31, 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. James Dale’s experience in business development and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

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EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2010, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE

Annual compensation					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Michael J. Bongiovanni President and CEO	2010	---	---	---	---	---	---	---
	2009	---	---	---	---	---	---	---
	2008	---	---	---	---	---	---	---
Dean A. Stewart Vice President and CFO	2010	---	---	---	---	---	---	---
	2009	---	---	---	---	---	---	---
	2008	---	---	---	---	---	---	---

(1)

Mr. Michael J. Bongiovanni resigned as the Company’s President and Chief Executive Officer on August 19, 2011 in connection with the change of control resulting from the closing of the Transactions. Mr. Michael J. Bongiovanni did not receive any compensation from the Company during his tenure as President and Chief Executive Officer.

(2)

Mr. Dean A. Stewart resigned as the Company’s Vice President and Chief Financial Officer on August 26, 2011 in connection with the change of control resulting from the closing of the Transactions. Mr. Dean A. Stewart did not receive any compensation from the Company during his tenure as Vice President and Chief Financial Officer.

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

(8)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BMX Development Corp. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 29, 2011

BMX DEVELOPMENT CORP.

By: /s/ James Dale
James Dale
Chief Executive Officer